SC 13G
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<FILENAME>lmhrfsc13g.txt
SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No....)

Rochdale Core Alternative Strategies Fund TEI LLC
(Name of Issuer)

Fund of Funds
(Title of Class of Securities)

[N/A]
(CUSIP Number)

07/01/2007
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





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CUSIP No.:  [N/A]

(1)Names of reporting persons:
Rochdale Core Alternative Strategies Fund TEI LLC

(2) Check the appropriate box if a member of a group (see instructions)
(a):
(b):  X

(3) SEC use only:

(4) Citizenship or place of organization:
New York, United States of America

Number of shares beneficially owned by
each reporting person with:

(5)Sole voting power: 400 units


(6)Shared voting power: 0


(7)Sole dispositive power: 400 units


(8)Shared dispositive power: 0

(9)Aggregate amount beneficially owned by each reporting person: 400 units

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions):

(11)Percent of class represented by amount in Row 9:
9.28% *As of 07/01/2007

(12)Type of reporting person (see instructions): EP































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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)
Name of Issuer:

Rochdale Core Alternative Strategies Fund TEI LLC

Item 1(b)
Address of Issuer's Principal Executive Offices:
570 Lexington Avenue, 9th FloorNew York, NY. 10022

Item 2(a)
Name of Person(s) Filing:
Lakeside Memorial Hospital Retirmement Fund

Item 2(b)
Address of Principal Business Office or, if none,
Residence:
156 West Avenue, suite 201
Brockport, NY. 14420

Item 2(c)
Citizenship: United States

Item 2(d)
Title of Class of Securities:
Fund of Funds

Item 2(e)
CUSIP Number: [N/A]

Item 3
If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
f. [X] An employee benefit plan or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F)

Item 4
Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)    Amount beneficially owned:
400 units
(b)    Percent of class:
9.28% *As of July 1, 2007
(c)    Number of shares as to which the person has

(i)    Sole power to vote or to direct the vote:
400 units
(ii)   Shared power to vote or to direct the vote:
0
(iii)  Sole power to dispose or to direct the disposition of:
400 units
(iv)   Shared power to dispose or to direct the disposition of:
0
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Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6
Ownership of More than Five Percent on Behalf of Another Person: [N/A]


Item 7
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company or Control Person. :
[N/A]

Item 8
Identification and Classification of Members of the Group:
[N/A]

Item 9
Notice of Dissolution of Group:
[N/A]

Item 10
Certification
b. The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          October 3, 2008

Signature:     /Kevin Nacy/
Name/Title:    Kevein Nacy / Legal
              Lakeside Memorial Hospital Retirmement Fund





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